

vodafone

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA



03022533

03 JUN -4 AM 7:21

SUPPL

31st May 2003
Ref: IR/ L0071.-

Vodafone - Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir / Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone - Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purpose that the company is subject to the ACT.

Sincerely yours,

VODAFONE - ΠΑΝΑΦΟΝ
ΑΝΩΝΥΜΗ ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΙΑ
ΤΗΛΕΠΙΚΟΙΝΩΝΙΩΝ
ΛΕΩΦ. ΚΗΦΙΣΙΑΣ 44 - ΜΑΡΟΥΣΙ
ΤΗΛ. 010-6160000
ΑΦΜ: 094349850 / ΔΟΥ: ΦΑΕΕ ΑΘΗΝΩΝ
Α.Μ.Α.Ε.: 26089/06/Β/92/01

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

dlw 6/11

Maria Kaini
Investor Relations Officer

Enclosures:

- Vodafone - Panafon Year – End Results press release
- Financial statements according to IFRS
- Financial statements according to GGAAP (Greek Generally Accepted Accounting Principles) as they were submitted to the Athens Stock Exchange

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr



PRESS RELEASE

28 May 2003

Results for the year ended 31 March 2003

Sustaining the momentum

Revenue: + 27%
EBITDA: + 14%
Blended ARPU: + 7% at €30.3
Blended AMOU: + 25% at 96 minutes

Vodafone-Panafon announces full-year results for the 12 months ended 31st March 2003 prepared according to International Financial Reporting Standards (IFRS)[1].

Revenues for the period under review increased by 26.8% reaching €1,255million compared to €990 million for the previous year. Revenue growth was driven by customer base growth (14%) - particularly growth in the contract segment (19.3%) that sustained and expanded strong ARPU[2] and AMOU[3] - as well as mobile to mobile (M2M)[4] termination charges. Revenues excluding M2M charges grew by 17.2%.

Gross blended ARPU for the year ended 31 March 2003 was €30.3 compared to €28.4 for the year ended 31st March 2002, representing a 7% increase. Excluding M2M effect and despite tariff cuts, which occurred in the year under review, ARPU reached €27.4 versus €28.01 in March 2002.

Comparing ARPU trends on a **half-yearly basis**, it remained strong due to increased usage patterns of the premium quality base as well as M2M effect that was introduced in January 2002. In the second half of the year under review (October – March 2003) ARPU increased by 13% compared to the second half of the previous year, while AMOU for the same period reached 95 minutes or 27% higher year on year.

Blended AMOU reached 96 minutes representing a 25% increase year on year. On the contract segment, AMOU grew to the record level of 233 minutes 37% higher than the previous year. Even excluding M2M effect AMOU increased to 78 minutes, 7% higher year on year.

ARPU & USAGE TRENDS

	31.03.03	31.03.02	% Δ	H1 02	H2 02	H1 01	H2 01	% Δ H2	% Δ H1
Blended ARPU	30.3	28.4	*7%*	31.6	29.68	30.3	26.35	*13%*	*4%*
Blended AMOU	96	77	*25%*	97	95	78	75	*27%*	*24%*
ARPU Contract	59.7	54.3	*10%*	62.7	58,59	58.3	51.41	*14%*	*8%*
AMOU Contract	233	170	*37%*	224	241	167	173	*39%*	*34%*
ARPU Prepaid	18.7	17.6	*6%*	19.5	18.15	18.3	16.58	*9%*	*7%*
AMOU Prepaid	45	38	*19%*	48	43	39	37	*15%*	*23%*

[1] Audited consolidated financial statements according to (IFRS) previously noted as (IAS). Vodafone - Panafon fiscal year ends 31st March
[2] ARPU= monthly average revenue per registered user
[3] AMOU= average minutes of use
[4] M2M termination charges increased from €0.10 in January 2002 to €0.16 in June 2002 and €0.18 in October 2002.

Service revenues increased by 27.7% representing 90.6% of total revenue. **Outgoing airtime revenue** increased by 20.5%, despite tariff cuts, driven mainly by increased usage patterns of high quality customers attracted and maintained within the network. [i]

Data revenues (including SMS and WAP) reached €142.3 million, 22.3% higher than the previous year, representing 12.6% of service revenue. Data revenue growth is attributed to the increased data uptake following a new service offering in SMS (content SMS) as well as new product initiatives eg: MMS and Vodafone live!. Data ARPU for the year increased to €3.86, while average SMS per customer per month reached 41 messages.

During the period under review Vodafone launched the **Vodafone live! proposition** which within 2 ½ months of operation surpassed all targets with more than 25,000 live! customers.
Regarding **MMS usage**, since April 2003 Vodafone – Panafon recorded more than 100,000 MMS users.

Monthly Access Revenues reached €134.2million, 37.8% higher year on year due to the successful uptake of the new bundle tariff plans launched in the market in the year under review, as well as the improving customer mix in favor of contract evidenced throughout the year.

Cost of sales reached €612.6 million versus €432.5 million in the previous year or 41.6% higher. Excluding M2M effect, cost of sales grew 20.4% due to increased interconnection cost as a result of higher outgoing traffic and higher acquisition spending as a result of stronger contract additions especially in the last quarter (Jan-Mar '03) of the year.

Gross profit margin reached 51.2% - 5.1 percentage points lower than last year mainly due to the M2M effect.

EBITDA[5] increased by 13.9% to €487.1 million versus €427.5 million in the previous year. **EBITDA margin** was 38.8% - a reduction of 4.4 percentage points from last year due to the introduction of M2M termination charges, and the increased merchandise sales that took place following the stronger contract gross additions. Excluding M2M and merchandise effect, EBITDA margin was 46.5%, reflecting the core business margin.

Selling, General & Administrative expenses excluding depreciation and amortisation totaled €262.4, 19.9% higher than last year. The year under review SG&A represent a lower percent of total revenues (20.9%) compared to the previous year (22.1%). This achievement reflects the continuous efforts to realize synergies and productivity.

Depreciation and amortisation increased to €170.2 million, 30.3% higher than the previous year, reflecting the amortization of the extra spectrum acquired in 2G, goodwill amortisation and accumulated capex.

Income before taxes remained flat versus last year at €273.3 million, despite the effect of the following one-off items: investment write off of €11.4 million, disposal of obsolete fixed assets of €15.2 million and e-motion trade mark write off of €5.4 million. Excluding the above one-off items, income before taxes grew by 11.7% versus last year.

Losses from associate companies reduced significantly to €3.1 million versus €5.9 million last year reflecting the acquisitions, the improved results and the significant improvement in the performance of Vodafone Albania.

Net income reached €161.7 million, diluted by 4.5% versus €169.3 in the previous year, affected by a higher effective tax rate (40.9%) resulting from the above mentioned one-off items.
Excluding the one off items Net Income grew approximately 10.1% versus a year ago.

Subscriber acquisition and retention costs represented 8.9% of total revenues compared to 8% for the year ended 31 March 2002 reflecting the strong contract gross additions of the second half of the year and the increased investment in retaining high value customers.

---

[5] EBITDA = operating income + depreciation & amortization

Net Cash available[6] was positive at €155.8 million, reflecting the ability to fully finance on going investment needs and at the same time reduce debt levels. As a result, net debt to equity ratio improved to 0.34x versus 0.56x at the end of March 2002.

Capex on fixed assets for the period totaled €182 million. This amount excludes the capex commitments reported as of March 2002.

The total customer base for the year ended 31 March 2003, reached **3,382,765** representing a 14.1% increase compared to March 2002. **Contract** customers reached 978,751, increasing 19.3% compared to 31 March 2002, while **prepaid** customers reached 2,404,014 increasing 12.1% versus the previous year and representing 71% of the total customer base. **Contract net additions** for the year ended 31 March 2003 reached 158,324 (of which 104,573 were in the second half of the year) representing more than 100% increase compared to the net contract additions for the previous year ended 31 March 2002, while prepay net additions for the year increased to 258,637.

Annual blended churn for the year ended 31 March 2003 reached 24.2%. Contract churn decreased to 35% from 36.7% in the previous comparative period. Prepaid churn increased to 19.9% from 9.5% due to the change in the disconnection period policy from 12 to 18 months that took place in the previous year.

Vodafone–Panafon's active customer base[7] in the last quarter (Jan-Mar '03) reached 75% from 77% in the previous quarter (Oct-Dec '02) mainly due to prepay inactivity which reached 32.8% affected by strong promotional activities during the Christmas period. On the other hand, contract inactivity reduced to 6% from 7% in the previous quarter attributed to the retention and increase of high usage customers.

Albania

Vodafone (Albania)[8] total customer base for the year ended 31 March 2003, reached 391,057 increasing its market share to 42.1%. Vodafone Albania ARPU reached €18.34, while AMOU reached 72.2 minutes.

Revenue for the year ended 31st March 2003 was € 65.3 million[9] and EBITDA reached €18.1 million. Net losses reached €5.5 million.

Vodafone-Panafon's CEO, Mr George Koronias, commenting on the results said: "Vodafone announced a strong set of results that reflect the company's resilient growth in all key areas with emphasis on the improvement of the customer mix in favor of contract, the strengthening of the distribution network as well as the promotion of innovative products and services as: Vodafone live!, Vodafone Mobile Connect Card. The improvement in the company financials reinforces the company's outstanding position in the telecoms sector adding value to its customers and shareholders.
Going forward and in line with Vodafone group targets we expect sustainable trends in ARPU and usage empowered by a high quality customer base with improved mix towards contract, strong data initiatives and a variety of 3G services".

---

[6] Net cash available = operating cash flow minus cash for capex payments, investments and dividends
[7] Inactive customers are those who did not generate incoming & outgoing revenue in the last 3 months.
[8] Vodafone Greece holds 49% of the share capital of Vodafone (Albania), while Vodafone International Holdings BV, a wholly owned subsidiary of Vodafone Group Plc, holds 51%.
[9] LEK/EURO exchange rate used: 140.46

Summary of Financial Results

(Audited consolidated financial results for the year ended 31st March 2003 – IFRS)

	12 months to 31-03-03 Audited € m	12 months to 31-03-02 Audited € m	% change
Service Revenues	1,136.6	889.9	27.7%
Total Revenues	1,255.1	990.0	26.8%
EBITDA	487.1	427.5	13.9%
EBITDA margin	*38.8%*	*43.2%*	*-4.4pp*
EBITDA margin excluding M2M & merchandise	*46.5%*	*47.7%*	*-1.2pp*
SG&A excluding depreciation & amortization	262.4	218.9	19.9%
Operating Profit	316.9	296.9	6.7%
Depreciation & Amortization	170.2	130.6	30.3%
Income before income taxes & one-off items	305.3	273.4	11.7%
Net income	161.7	169.3	-4.5%
Earnings per share (eurocents)	29.75	31.76	-6.3%
Weighted average number of shares	543,314,000	533,129,201	
Customers at end of period (000's)	3.383	2.966	14.1%

[i] As of February 2003 the following accounting invoicing with OTE took place: Vodafone – Panafon invoices the net amount to OTE, instead of the gross which included not only the Vodafone – Panafon revenue but also the additional part reimbursed to OTE. The new invoicing method avoids the booking of an equal amount as revenues and costs. This reduces revenues but improves margins. The effect in Vodafone-Panafon's annual results for the fiscal year ended 31 March 2003 is not significant.

--Ends—

For Further Information, Contact:

Maria Kaini Investor Relations Officer Tel: +30 210 6160692
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis,
Capital Link, Tel: + (212) 661 7566

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED 31 MARCH 2003
AND FOR THE YEAR ENDED 31 MARCH 2002
According to International Financial Reporting Standards (IFRS)

(In thousands of €)

	Year ended 31 March 2003	Year ended 31 March 2002
Revenues	1.255.142	990.046
Cost of sales	(612.509)	(432.536)
Gross profit	642.633	557.510
Selling, general and administrative expenses	(325.699)	(260.597)
Operating Income	**316.934**	**296.913**
Investments write offs	(11.410)	0
Fixed asset disposal	(15.191)	0
Loss from associates	(3.078)	(5.907)
Income before interest and income taxes	**287.254**	**291.007**
Interest Income/(Expense)		
Interest income	274	440
Interest expense	(14.215)	(18.013)
Net Interest Expense	(13.941)	(17.573)
Income before income tax expense	**273.314**	**273.434**
Income tax expense	(111.653)	(104.123)
Net Income	**161.660**	**169.311**
Weighted average common shares outstanding	543.314.000	533.129.201
EPS - In Eurocents	29,8	31,8

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF 31 MARCH 2003 AND 31 MARCH 2002
According to International Financial Reporting Standards (IFRS)

(In thousands of €)

	March 31, 2003	**March 31, 2002**
ASSETS		
NON-CURRENT ASSETS		
NETWORK INFRASTRUCTURE, NET	713.546	667.738
CELLULAR LICENSE, NET	329.591	342.398
FIXED AND OTHER ASSETS, NET	97.342	94.132
GOODWILL, NET	142.634	165.290
TRADEMARK, NET	0	6.705
INVESTMENTS IN ASSOCIATES	24.099	25.390
INVESTMENTS	548	6.705
DEFERRED INCOME TAXES	0	256
TOTAL NON-CURRENT ASSETS	1.307.760	1.308.614
CURRENT ASSETS		
INVENTORIES	9.248	13.190
PREPAID RENT & OTHER CURRENT ASSETS	25.895	36.720
AMOUNTS DUE FROM RELATED COMPANIES	16.714	14.358
ACCOUNTS RECEIVABLE, NET	156.045	182.858
MARKETABLE SECURITIES	277	1.178
CASH & CASH EQUIVALENTS	4.467	7.305
TOTAL CURRENT ASSETS	212.646	255.609
TOTAL ASSETS	**1.520.406**	**1.564.223**

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF 31 MARCH 2003 AND 31 MARCH 2002
According to International Financial Reporting Standards (IFRS)

(In thousands of €)

LIABILITIES & SHAREHOLDERS' EQUITY

	March 31, 2003	March 31, 2002
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	179.294	179.294
RESERVES	53.912	45.506
SHARE PREMIUM	179.382	179.382
RETAINED EARNINGS	476.822	383.332
TOTAL SHAREHOLDERS' EQUITY	889.410	787.515
LONG TERM LIABILITIES		
LONG TERM PAYABLE	52.913	52.913
LONG TERM DEBT		2.348
DEFERRED INCOME TAXES	18.233	12.278
PROVISION FOR RETIREMENT BENEFITS	3.150	3.986
TOTAL LONG TERM LIABILITIES	74.296	71.525
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	96.526	101.795
SHORT-TERM BORROWINGS FROM RELATED COMPANIES	305.177	447.435
SHORT-TERM BORROWINGS	1.323	6.836
AMOUNTS DUE TO RELATED COMPANIES	33.406	17.214
TAXES OTHER THAN INCOME	12.676	20.703
INCOME TAXES PAYABLE	51.497	53.397
DIVIDENDS PAYABLE	1.199	721
OTHER CURRENT LIABILITIES	28.082	36.124
DEFERRED REVENUE	26.815	20.959
TOTAL CURRENT LIABILITIES	556.699	705.184
TOTAL LIABILITIES	630.995	776.708
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1.520.406**	**1.564.223**

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 31 MARCH 2003 AND 31 MARCH 2002
According to International Financial Reporting Standards (IFRS)

(In thousands of €)

	Year ended 31 March 2003	Year ended 31 March 2002
Cash flows from operating activities:		
Income before income tax	271.226	273.434
Adjustments to reconcile to net cash provided by operating activities	225.635	156.158
Total changes in operating assets and liabilities	(80.559)	(147.646)
Net cash provided by operating activities	416.301	281.946
Cash flows from investing activities:		
Capital payments	(205.556)	(181.731)
Licences	0	(238.483)
Investments	0	(752)
Investments in associates	(1.214)	(37.809)
Cash acquired through acquisition of subsidiaries	72	22.729
Dividends received	0	57
Proceeds from sales of investments	277	0
Proceeds from sales of fixed assets	5.094	3.121
Proceeds from sales of marketable securities	155	12.278
Net cash utilised in investing activities	(201.171)	(420.590)
Cash flows from financing activities:		
Proceeds from/(payment of) short-term borrowings	(157.313)	202.679
Proceeds from/(payment of) long-term debt	(1.368)	2.348
Dividends paid	(59.287)	(61.317)
Net cash provided by financing activities	(217.968)	143.709
Net increase in cash and cash equivalents	(2.838)	5.064
Cash and cash equivalents at beginning of year	7.305	2.241
Cash and cash equivalents at end of year	4.467	7.305
Supplementary disclosures of cash flow information included in operating activities:		
Cash paid for interest	16.379	15.020

VODAFONE - PANAFON TELECOMUNICATIONS S.A
BALANCE SHEET AS OF 31st MARCH 2003 - CURRENCY EURO

ASSETS	Values as of 31/3/03 EURO			Values as of 31/3/02 EURO		
	Aquis.value	Acc.Depr.	Net value	Aquis.value	Acc.Depr.	Net value
B. INSTALLATION EXPENSES						
1 Start up expenses	738.553	554.181	184.372	978.333	537.311	441.022
4. Other	28.886.716	16.653.021	12.233.696	17.185.346	9.470.768	7.714.578
	29.625.270	17.207.202	12.418.068	18.163.679	10.008.079	8.155.599
C. FIXED ASSETS						
I Intangible assets						
1 Development expenses	58.870	42.365	16.505	58.870	30.591	28.279
2. Rights on industrial property	411.569.743	84.998.345	326.571.398	411.569.743	60.011.790	351.557.953
3 Goodwill	21.574.619	6.442.302	15.132.317	21.574.619	2.127.378	19.447.240
5. Other	141.347.325	66.351.396	74.995.928	67.197.593	26.400.624	40.796.969
	574.550.556	157.834.409	416.716.148	500.400.825	88.570.383	411.830.441
II Tangible assets						
1. Property	511.052	0	511.052	1.206.327	0	1.206.327
3. Building and technical works	223.866.356	97.268.023	126.598.333	188.672.117	84.306.431	104.365.686
4. Machinery-Technical Installation	731.758.938	298.940.711	432.818.227	665.541.812	227.617.967	437.923.844
5. Transportation means	1.537.023	1.349.214	187.809	2.018.811	1.512.444	506.367
6. Furniture and fixtures	154.041.972	87.317.390	66.724.581	100.960.973	53.721.640	47.239.333
7. Down payments for Fixed Assets	16.804.972	0	16.804.972	16.830.058	0	16.830.058
	1.128.520.313	484.875.339	643.644.974	975.230.097	367.158.482	608.071.615
Sub total	1.703.070.869	642.709.747	1.060.361.122	1.475.630.922	455.728.866	1.019.902.056
III Participation & other long term financial claims						
1a Investments to associates		38.506.433			42.961.370	
1a Investments to third companies		1.674.811			1.669.923	
less: Accrual for devaluation		758.525	39.422.719		0	44.631.293
7. Other long term claims (deposits)			2.830.485			2.495.019
Total fixed assets			1.102.614.325			1.067.028.368
D. CURRENT ASSETS						
I Stocks						
1. Merchandise		9.948.200			13.106.540	
4 Packing materials		19.754			122.505	
5. Down payments to suppliers for stocks		78.963	10.046.918		87.974	13.317.020
II Receivables						
1. Customers		116.355.125			115.659.776	
Bad debts			116.355.125			115.659.776
2. Promissory notes						
- Portfolio		129.050			137.037	
- At the bank for collection		0	129.050		0	137.037
3. Delayed promissory notes			169.848			191.750
3a. Post dated cheques			33.093.945			28.061.818
3b. Delayed cheques			867.510			1.482.594
5 Shirt term receivables from related companies			0			397.883
10. Bad debts		23.056.476			36.690.766	
less: Accruals for bad debts		20.960.432	2.096.043		24.633.707	12.057.060
11. Various debtors			64.996.859			79.888.316
12. Various advances			1.568.373			369.373
			219.276.754			238.245.608
III Securities						
1 Shares		6.882.502			8.004.172	
3. Various securities		200.000			0	
Accrual for devaluation		6.505.745	576.756		587.771	7.416.401
IV Cash and Banks						
1. Cash		554.088			489.128	
3. Bank deposits		3.982.839	4.536.927		5.964.548	6.453.676
Total current assets			234.437.355			265.432.705
E. ASSETS TEMPORARY ACCOUNTS						
1. Prepaid expenses		12.278.698			5.910.074	
2. Accrued revenue		39.976.004			37.208.140	
3. Other		67.015	52.321.716		12.816.345	55.934.559
TOTAL ASSETS	(B+C+D+E)		1.401.791.465			1.396.551.232
MEMO ACCOUNTS						
2. Letter of guarantees			43.964.026			30.332.406
4. Other			86.143.160			62.837.345
			130.107.186			93.169.751

LIABILITIES		Values EURO 31/03/2003	Values EURO 31/3/2002
A OWN CAPITAL			
I Capital			
1. Paid in capital		179.293.620	179.293.620
(543.314.000 shares of 0,33 Euro)			
II Premium at share capital		65.976.522	65.976.522
III Investment's grants			
Fixed assets revaluation		19.282	25.109
Subsidy for capital expenditures		4.668	13.665
Goodwill from absorbed company		980.363	0
		1.004.312	38.774
IV Reserves			
1 Legal reserve	48.576.772		
Less Loss from sale of investments and securities	7.007.777	41.568.994	40.302.791
3 Special reserves		355.763.565	0
4 Other reserves		1.483	436.539
5 Non taxable reserves		6.987.968	6.987.968
		404.322.011	47.727.298
V. Profit and loss account			
Prior years profits		0	(690.083)
Balance of year end Profits brought forward		0	281.551.206
		0	280.861.122
VI Reserves to be capitalized		16.299.420	0
Own capital total		666.895.885	573.897.336
B ACCRUALS FOR RISKS AND EXPENSES			
1 Employees indemnities		3.150.185	3.083.524
2. Other		14.688.353	1.921.752
		17.838.538	5.005.276
C. LIABILITIES			
I. Long term liabilities			
4 Long term liabilities to related companies		288.104.007	422.000.000
8 Other long term liabilities		53.757.156	52.912.860
		341.861.163	474.912.860
II Short term liabilities			
1. Suppliers		133.722.689	120.085.010
2a Post dated cheques		24.546	637.988
3 Short term bank loans		1.329.435	2.100.000
4. Customer's advances		3.642.787	3.329.467
5. Taxes and withhold taxes		115.880.648	115.745.845
6. Insurance organizations		1.421.801	968.123
8 Due to related companies		17.117.522	2.640.578
10 Dividends payable		60.963.215	60.759.116
11. Other creditors		629.901	4.450.347
		334.732.543	310.716.478
Total liabilities (CI+CII)		676.593.706	785.629.338
D. LIABILITY TEMPORARY ACCOUNTS			
1. Accrued revenue		4.622.804	2.414.873
2. Accrued expenses		35.840.532	29.582.854
3. Other		0	21.555
		40.463.336	32.019.282
TOTAL LIABILITIES (A+B+C+D)		1.401.791.465	1.396.551.232
MEMO ACCOUNTS			
2. Letter of guarantees		43.964.026	30.332.406
4. Other		86.143.160	62.837.345
		130.107.186	93.169.751

Notes1. The Company created provision for staff termination indemnity based on an actuarial valuation study performed by independent actuaries according to IAS. Had the Company used the same method of calculation as in previous financial year (Article 14 of CL 2190/20) the balance of account " Accruals for staff termination indemnity" would had been higher by Euro 1,6 million and the financial results of the current period would have been charged equally. 2. The company evaluated its investments to the acquisition cost of Euro 39.181.654. The current value of those investments amounts to Euro 23.061.583. Part of acquisition cost amounted to Euro 1.807.212 relates to investment in companies that have not been audited by audit firms. 3. The company has absorbed PANAFON SERVICES SA, IDEAL TELECOM SA and VIZZAVI HELLAS SA. The impact to the company' s operating profit due to the mentioned absorptions is not significant in relation with its financial figures. More details for the above absorptions are included in the Appendices. 4. Analysis of turn over according to specific codes: 642.0 Telecommunications Euro 1.255.021.537, 525.1 Retail sales of H/W and other equipment Euro 179.884, 527.3 Other sales Euro 604.350, Total Euro 1.255.805.771.

PROFIT AND LOSS ACCOUNT AS OF 31st MARCH 2003 (1/4/02 - 31/3/03)

	Values 1/4/02 -31/3/03 EURO		Values 1/4/01-31/3/02 EURO	
I Operating results				
Turn over		1.255.805.771		977.039.147
less: Cost of sales		611.513.756		479.743.209
Gross margin		644.292.014		497.295.938
plus: Other operating revenue		8.338.306		26.322.417
Total		652.630.321		523.618.355
less: 1. Administrative expenses	128.721.492		75.209.875	
3. Selling expenses	214.721.253	343.442.745	183.448.054	258.657.929
Sub total		309.187.576		264.960.426
plus: 1. Revenue from associated companies	3.563		61.760	
2.Revenue from repos & commercial papers	15.711		177.749	
3. Profit for investment disposals	2.401		155	
4. Interest income and related revenues	258.049	279.724	315.152	554.817
less: 1. Participation valuation differences	7.264.271		130.174	
2. Losses from investments	183.579		505.182	
3. Interest expenses	17.732.679	25.180.529	16.358.613	16.993.969
Operating results		284.286.771		248.521.274
II Plus Non Operating results				
1. Non operating revenues	1.531.457		990.713	
2. Non operating profit	968.067		1.398.697	
3. Prior year's revenue	315.068		9.585.448	
4. Revenue related to prior year accruals	7.074.685	9.889.277	1.093.860	13.068.717
less: 1. Non operating expenses	2.781.102		1.742.688	
2. Non operating losses	13.308.482		2.553.439	
3. Prior year's expenses	1.103.309		208.852	
4 Provision for extraordinery risks	9.867.588	27.060.482	1.158.038	5.663.017
Total		267.115.566		255.926.974
Less : Depreciation expense	183.371.567		136.427.904	
less: Absorbed in operating expenses	179.056.643	4.314.924	135.090.922	1.336.981
Profit after tax		262.800.643		254.589.993

RESULT'S DISTRIBUTION

	Values EURO 31/03/2003	Values EURO 31/3/2002
Net results for the period	262.800.643	254.589.993
Plus retained earnings	280.861.122	189.735.700
Plus profits from absorbed companies	2.281.279	0
Less losses from absorbed companies	(21.962.217)	0
Less taxes from tax audit	(5.503.272)	(2.088.038)
Plus accruals for losses from investments writte offs	7.442.833	0
Total	525.920.389	442.237.654
Less : Income tax	99.742.179	92.516.114
Retein earnings for distribution	426.178.210	349.721.541
Distributed as follows:		
1 Legal reserve	8.152.923	8.103.694
2 Dividends	59.764.540	59.764.540
5a Special reserve from retained earnings to be capitalized	2.497.181	0
5b Special reserve from retained earnings for 3G investments	278.363.941	0
5c Special reserve from current year profits for 3G investments	77.399.625	0
6 Non taxable reserve	0	108.655
6b Reserves on revenues taxed under specific rates	0	193.446
8 Retain earnings	0	281.551.206
	426.178.210	349.721.541

Athens, 23 May 2003

CHAIRMAN OF B.O.D	MANAGING DIRECTOR
SOKRATIS KOKKALIS	GEORGE KORONIAS
FINANCIAL MANAGER	ACCOUNTING MANAGER
DIMITRIOS TSOPELAS	IOANNIS TRANOS

PANAFON TELECOMUNICATIONS S.A
CONSOLIDATED BALANCE SHEET AS OF 31st MARCH 2003 - CURRENCY EURO

ASSETS	Values as of 31/3/03 EURO Aquis.value	Acc.Depr.	Net value	Values as of 31/3/02 EURO Aquis.value	Acc.Depr.	Net value
B. INSTALLATION EXPENSES						
1. Start up expenses	738.553	554.181	184.372	984.628	543.607	441.022
2. Foreign exchange of loans for fixed assets acquisition	3.762	3.762	0	3.762	3.762	0
4. Other	28.886.716	16.653.021	12.233.696	18.010.836	10.063.882	7.946.955
	29.629.032	17.210.964	12.418.068	18.999.227	10.611.250	8.387.976
C. FIXED ASSETS						
I Intangible assets						
1 Development expenses	58.870	42.365	16.505	58.870	30.591	28.279
2. Rights on industrial property	411.569.743	84.998.345	326.571.398	411.569.743	60.011.790	351.557.953
3 Goodwill	21.574.619	6.442.302	15.132.317	21.574.619	2.127.378	19.447.240
5. Other	138.534.041	63.883.960	74.650.081	96.164.710	35.077.395	61.087.314
	571.737.273	155.366.973	416.370.300	529.367.941	97.247.155	432.120.786
II Tangible assets						
1. Property	511.052	0	511.052	1.206.327	0	1.206.327
3. Building and technical works	223.866.356	97.268.023	126.598.333	190.706.401	84.688.604	106.017.797
4. Machinery-Technical Installation	731.758.938	298.940.711	432.818.227	672.610.754	229.636.298	442.974.456
5. Transportation means	1.537.023	1.349.214	187.809	2.510.928	1.864.336	646.592
6. Furniture and fixtures	153.461.193	86.786.984	66.674.209	119.750.821	59.814.751	59.936.070
7. Down payments for Fixed Assets	16.804.972	0	16.804.972	16.830.058	0	16.830.058
	1.127.939.534	484.344.932	643.594.602	1.003.615.289	376.003.989	627.611.300
Sub total	1.699.676.807	639.711.905	1.059.964.902	1.532.983.230	473.251.144	1.059.732.086
III Participation & other long term financial claims						
1a Investments to associates	22.813.246			27.079.466		
2. Investments to third companies	1.242.500			1.212.333		
Less Accruals for devaluation	316.306	23.739.439		0	28.291.799	
7. Other long term claims (deposits)		2.830.485	26.569.924		2.599.484	30.891.283
Total fixed assets			1.086.534.826			1.090.623.369
D. CURRENT ASSETS						
I Stocks						
1. Merchandise		9.948.200			13.106.540	
4 Packing materials		19.754			122.505	
5. Down payments to suppliers for stocks		78.963	10.046.918		87.974	13.317.020
II Receivables						
1. Customers		116.355.125			119.184.704	
Bad debts		0	116.355.125		661.687	118.523.017
2. Promissory notes-Portfolio			129.050			137.037
3. Delayed promissory notes			169.848			191.750
3a. Post dated cheques			33.093.945			28.117.224
3b. Delayed cheques			867.510			1.482.594
5 Shirt term receivables from related companies			0			418.628
10. Bad debts		23.056.476			36.690.766	
less: Accruals for bad debts		20.960.432	2.096.043		24.633.707	12.057.060
11. Various debtors			64.996.859			82.240.715
12. Various advances			1.568.373			379.888
			219.276.754			243.547.913
III Securities						
1 Shares		6.882.502			8.004.172	
3. Various securities		200.000			0	
Accrual for devaluation		6.505.745	576.756		587.771	7.416.401
IV Cash and Banks						
1. Cash		554.088			493.892	
3. Bank deposits		3.982.839	4.536.927		6.269.636	6.763.527
Total current assets (DI+DII+DIII+DIV)			234.437.355			271.044.862
E. ASSETS TEMPORARY ACCOUNTS						
1. Prepaid expenses		12.278.698			7.140.452	
2. Accrued revenue		39.976.004			37.208.140	
3. Other		67.015	52.321.716		12.816.345	57.164.937
TOTAL ASSETS	(B+C+D+E)		1.385.711.965			1.427.221.144
MEMO ACCOUNTS						
2. Letter of guarantees			43.964.026			30.528.353
4. Other			86.143.160			72.990.949
			130.107.186			103.519.303

LIABILITIES		Values EURO 31/03/2003	Values EURO 31/3/2002
A OWN CAPITAL			
I Capital			
1. Paid in capital (543.314.000 shares of 0,33 Euro)		179.293.620	179.293.620
II Premium at share capital		65.976.522	65.976.522
III Investment's grants			
Fixed assets revaluation		19.282	25.109
Subsidy for capital expenditures		4.668	13.665
Goodwill from absorbed company		980.363	0
		1.004.312	38.774
IV Reserves			
1 Legal reserve	48.576.771,57		
Less Loss from sale of investments and securities	7.007.777,41	41.568.994	40.423.848
3 Special reserves		355.763.565	0
4 Other reserves		1.483	436.539
5 Non taxable reserves		6.987.968	6.987.968
less : Goodwill		(10.485.071)	(12.074.728)
		393.836.940	35.773.627
V. Profit and loss account			
Balance of year end Profits/(Losses) brought forward		(5.594.428)	277.013.942
VI Reserves to be capitalized		16.299.420	0
IX Minority interest		0	(712.250)
Own capital total (AI+AII+AIII+AIV+AV+AVI+IX)		650.816.386	557.384.236
B ACCRUALS FOR RISKS AND EXPENSES			
1 Employees indemnities		3.150.185	3.986.420
2. Other		14.688.353	1.968.358
		17.838.538	5.954.778
C. LIABILITIES			
I. Long term liabilities			
4 Long term liabilities to related companies		288.104.007	422.000.000
5. Long term liabilities to associated companies		0	2.347.762
8 Other long term liabilities		53.757.156	52.912.860
		341.861.163	477.260.622
II Short term liabilities			
1. Suppliers		133.722.689	123.725.306
2a Post dated cheques		24.546	637.988
3 Short term bank loans		1.329.435	6.940.082
4. Customer's advances		3.642.787	3.329.467
5. Taxes and withhold taxes		115.880.648	121.159.598
6. Insurance organizations		1.421.801	1.321.454
8. Due to associate companies		17.117.522	3.986.295
9. Due to related companies		0	24.640.578
10 Dividends payable		60.963.215	60.759.118
11. Other creditors		629.901	4.597.538
		334.732.543	351.097.424
Total		676.593.706	828.358.047
D. LIABILITY TEMPORARY ACCOUNTS			
1. Accrued revenue		4.622.804	2.589.829
2. Accrued expenses		35.840.532	32.912.699
3. Other		0	21.555
		40.463.336	35.524.083
TOTAL LIABILITIES (A+B+C+D)		1.385.711.965	1.427.221.144
MEMO ACCOUNTS			
2. Letter of guarantees		43.964.026	30.528.353
4. Other		86.143.160	72.990.949
		130.107.186	103.519.303

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS OF 31st MARCH 2003 (1/4/02 - 31/3/03)

I Operating results	Values 1/4/02 -31/3/03 EURO		Values 1/4/01-31/3/02 EURO	
Turn over		1.256.806.247		984.900.655
less: Cost of sales		611.464.393		469.475.873
Gross margin		645.341.853		515.424.783
plus: Other operating revenue		8.338.526		25.014.560
Total		653.680.380		540.439.343
less: 1. Administrative expenses	129.753.156		85.661.774	
3. Selling expenses	214.774.027	344.527.183	184.395.390	270.057.164
Sub total		309.153.197		270.382.180
plus: 1a. Revenue from associated companies	602.099		258.501	
2.Revenue from repos & commercial papers	15.711		179.184	
3. Profit for investment disposals	2.401		155	
4. Interest income and related revenues	258.481	878.692	318.435	756.276
less: 1. Participation valuation differences	7.264.271		130.174	
2. Losses from investments	5.308.786		4.553.822	
3. Interest expenses	17.969.365	30.542.423	17.784.213	22.468.209
Operating results		279.489.467		248.670.246
II Plus Non Operating results				
1. Non operating revenues	1.558.430		1.229.714	
2. Non operating profit	969.486		1.400.449	
3. Prior year's revenue	358.383		9.610.624	
4. Revenue related to prior year accruals	7.074.685	9.960.983	1.185.437	13.426.223
less: 1. Non operating expenses	2.807.907		1.810.916	
2. Non operating losses	13.308.482		2.615.620	
3. Prior year's expenses	1.237.454		449.446	
4 Provision for extraordinary risks	9.867.588	27.221.430	1.216.732	6.092.715
Total		262.229.020		256.003.754
Less : Depreciation expense	183.962.720		149.297.770	
less: Absorbed in operating expenses	179.647.796	4.314.924	147.960.788	1.336.981
Net results before income taxes		257.914.096		254.666.772
Less: Previous years taxes from tax audit		5.503.272		2.088.038
Less: Income tax payable		99.742.179		95.610.843
Profit after tax		152.668.645		156.967.891

Notes: 1. Due to the merger with absorption of VIZZAVI HELLAS SA, the current year's Balance Sheet and Profit and Loss account, includes the financial statements of the above-mentioned company. In detail, the current financial year's P&L statement includes the financial results of VIZZAVI HELLAS SA for the period 1/2/2003-31/3/2003 since transformation date of the Balance Sheet was set for 31/1/2003. More details for the above absorption are included in the Appendices. 2. On 2/10/02 and 2/4/03 the procedure of absorption of its subsidiary companies PANAFON SERVICES SA and IDEAL TELECOM SA, has been completed, according to the laws 2166/1993 and 2190/1920. The above-mentioned companies had prepared Balance Sheets of transformation dated 31/3/02 and 30/9/02 respectively. It should be noted that the mother company acquired the 100% of IDEAL TELECOM SA shares on 27/09/02. Due to the fact that the previous-mentioned company has been absorbed, no minority interest is included in the balance sheet and the financial results. 3.The consolidated Balance Sheet includes the activities of IDEAL TELECOM for the period 1/4/02-30/9/02 with full consolidation method for which we refer to previous note No 2 and the subsidiaries Mobitel SA, Papistas SA, Panafon International Holdings BV, ACOM SA, BE-Business Exchange, Business Cosmos SA with equity method. Also VIZZAVI (HELLAS) SA is included for the period 1/4/02 - 31/1/03 with equity method for which we refer to previous note No 1. 4. The Group Company created provision for staff termination indemnity based on an actuarial valuation study performed by independent actuaries according to IAS. Had the Company used the same method of calculation as in previous financial year (Article 14 of CL 2190/20) the balance of account " Accruals for staff termination indemnity" would had been higher by Euro 1,6 million and the financial results of the current period would have been charged equally.

Athens, 23 May 2003

CHAIRMAN OF B.O.D	MANAGING DIRECTOR
SOKRATIS KOKKALIS	GEORGE KORONIAS
FINANCIAL MANAGER	ACCOUNTING MANAGER
HARALAMBOS MAZARAKIS	IOANNIS TRANOS